UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated January 15, 2025.

Item 1

Notification of transaction by Directors of Millicom (Tigo)

Luxembourg, January 15, 2025 – Millicom International Cellular S.A. ("Millicom" or the “Company”) announces that, on January 11, 2025, three directors of Millicom acquired shares of Atlas Investissement (”Atlas”), a major indirect shareholder of the Company, pursuant to a free share plan dated January 11, 2024, as follows:

-	Maxime Lombardini, Chair of the Board of Directors of Millicom, acquired 11 Atlas shares

-	Jules Niel, Director of Millicom, acquired 2 Atlas shares

-	Pierre-Emmanuel Durand, Director of Millicom, acquired 11 Atlas shares

Details of the transaction are recorded on the personal trading section of Millicom’s website.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: January 15, 2025